Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AppLovin Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03831W108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03831W108	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons Angel Pride Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 25,362,775
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 25,362,775

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,362,775
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.5%
12	Type of Reporting Person CO

CUSIP No. 03831W108	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Ling Tang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 25,362,775
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 25,362,775

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,362,775
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.5%
12	Type of Reporting Person IN

CUSIP No. 03831W108	Schedule 13G	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

AppLovin Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road, Palo Alto, CA 94304

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Angel Pride Holdings Limited (“Angel Pride”)

Ling Tang

(b)	Address or Principal Business Office:

The principal business address for Angel Pride is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The address for Ling Tang is Unit 11, 22/F., Global Gateway Tower, Nos. 61—63 Wing Hong Street, Lai Chi Kok, Kowloon, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Angel Pride is organized under the laws of the British Virgin Islands. Ling Tang is a citizen of Canada.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share (“Class A Common Stock”).

(e)	CUSIP Number:

03831W108

ITEM 3.

Not applicable.

CUSIP No. 03831W108	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 300,103,616 shares of Class A Common Stock outstanding as of April 10, 2023, as disclosed in the Issuer’s Proxy Statement as filed with the Securities and Exchange Commission on April 25, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Angel Pride Holdings Limited	25,362,775	8.5%	0	25,362,775	0	25,362,775
Ling Tang	25,362,775	8.5%	0	25,362,775	0	25,362,775

These shares are held of record by Angel Pride, of which Ling Tang is the shareholder and sole director. Ms. Tang holds voting and investment discretion over the shares held by Angel Pride and may be deemed to share beneficial ownership over such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 03831W108	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2023

Angel Pride Holdings Limited

By:	/s/ Ling Tang
Name:	Ling Tang
Title:	Director

Ling Tang

/s/ Ling Tang

CUSIP No. 03831W108	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.